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                            May 17, 2024

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed April 22,
2024
                                                            File No. 333-269684

       Dear Zheng Nan:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1

       Risk Factors
       We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues, page 34

   1. We note that revenue from each of your packaged tour service, customized chartered bus service, and commuter
shuttle service for the six months ended December 31, 2023
                                                        decreased by 55.9%,
88.2%, and 84.3%, respectively, which you disclose is primarily attributable to the
adjustment in your business strategy to focus more on service in the overseas market with a
higher gross margin rate and actively scaling down domestic
                                                        market operations, and
with regard to your commuter shuttle service, primarily
                                                        attributable to the
termination in collaboration with three major customers and your strategic decision to
downsize the operation of your commuter shuttle service. Please revise this risk factor
to address your customer terminations in your commuter shuttle service and any other
disruptions to your relationship with major customers caused by
 Zheng Nan
FirstName  LastNameZheng
Webus International Ltd. Nan
Comapany
May        NameWebus International Ltd.
     17, 2024
May 17,
Page 2 2024 Page 2
FirstName LastName
         your shift to overseas service in your packaged tour service and customized chartered bus service that you expect to have a material impact on your company. Unaudited Condensed Consolidated Financial Statements as of and for the six months ended
December 31, 2023
1. Organization and principal activities
(b) Capital resource and liquidity, page F-37

2. We note that you have concluded that certain conditions raise doubt about your ability to continue as a going concern and that these conditions have been alleviated based on management's plans which include the consideration of your existing cash balance as of December 31, 2023 and your expectation of financial support from major shareholders.
         Please further explain to us how you determined that it was probable that management's plans will mitigate the conditions that raise substantial doubt under ASC paragraphs 205-
         40-50-6 through 10. In addition, please expand your disclosure to specify the actions probable to occur to address each of the current conditions that raise doubt about your ability to continue as a going concern. For example, your disclosure should specify how you intend to settle bank debt that is coming due in the next twelve months, identify the specific plans you intend to implement to enhance your operating cash flows and the status of any agreements/commitments of capital in place with prospective investors or current shareholders. Refer to ASC 205-40-50-12.
General

3. We note the changes you made to your disclosure appearing on the cover page, Prospectus
         Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 29,
         2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules,
the term    control
         (including the terms    controlling,       controlled by,    and
under common control with   ) as
         defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
         to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice.
         We do not believe your revised disclosure referencing that uncertainties with respect to the PRC legal system could adversely affect you conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 29, 2023.
 Zheng Nan
Webus International Ltd.
May 17, 2024
Page 3

        Please contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameZheng Nan
                                                           Division of
Corporation Finance
Comapany NameWebus International Ltd.
                                                           Office of Energy &
Transportation
May 17, 2024 Page 3
cc:       Fang Liu. Esq.
FirstName LastName